Mail Stop 3561

 					August 2, 2005



Mr. Barry Bilmes
Chief Financial Officer
99 Cent Stuff Inc.
1801 Clint Moore Road
Suite 205
Boca Raton, FL  33487

	Re:	99 Cent Stuff Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 0-50581

Dear Mr. Bilmes:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for Fiscal Year Ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 11

Contractual Obligations and Commercial Commitments, page 14
1. In future filings, please disclose all long-term debt obligations in your table of contractual commitments, including, for example, your note payable to related party due December 1, 2006. See Item 303(a)(5) of Regulation S-K.

Item 9A. Controls and Procedures, page 21
2. We note your disclosure that your CEO and CFO concluded that "[your] disclosure controls and procedures are effective to ensure that information [you] are required to disclose in reports that [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Revise your future filings to clarify whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Confirm to us that inclusion of this full definition would not result in a change in your conclusion as to the effectiveness of disclosure controls and procedures as of the end of the period covered by this report.

Consolidated Statements of Operations, page F-4
3. Based on our review of your proxy statement filed April 27, 2005, it appears that your majority shareholder contributes his services to you as CEO at no cost. Please tell us and disclose in future filings the value recorded in your financial statements for these contributed services. In this regard, and similar to the issue discussed in SAB
Topic 5:T, we believe the value of the contributed services should be recorded as a cost and related capital contribution. If the value of the contributed services is not reflected in the historical financial statements, please tell us how you plan to revise your financial statements accordingly.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief



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Mr. Bilmes
99 Cent Stuff Inc.
August 2, 2005
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